                                                                     EXHIBIT 2.3



                            AGREEMENT OF EMPLOYMENT


                              (WILLIAM D. BICKEL)





     THIS AGREEMENT made and entered into effective this eighth day of May, 1995, by and between SL Industries Acquisition Corp., a California corporation (hereinafter sometimes referred to as "Employer") and William D. Bickel (hereinafter sometimes referred to as "Employee").


                              W I T N E S S E T H


     WHEREAS, Employee has extensive experience with respect to the electrical, mechanical, electro-mechanical and electronic industries and with respect to the management of business enterprises and possesses valuable knowledge and skills that can contribute to the successful operation of Employer's global business of designing, manufacturing, selling and operating low impedance power conditioners;

     WHEREAS, the Employer and Employee have agreed to execute and deliver this Agreement in consideration, among other things, of the access Employee has had and will continue to have to confidential or proprietary information of the Employer;

     WHEREAS, that certain Asset Purchase Agreement dated as of May 1, 1995 ("Asset Purchase Agreement") by and among the Employer, SL Industries, Inc. ("SL"), and Teal Electronics Corporation ("Teal"), requires the execution and delivery of this Agreement as a condition to consummation of the acquisition contemplated by the Agreement, from which Employee will benefit as a shareholder of Teal;

     WHEREAS, the Employer desires to retain the services of Employee in connection with its aforesaid business, and Employee is willing to be employed by the Employer, upon the terms and subject to the conditions hereinafter set forth; and

     WHEREAS, SL intends that Teal's Business shall be operated by Employer in a semi-autonomous manner, which is consistent with the procedure followed by SL in operating its other businesses.

     NOW, THEREFORE, in consideration of the promises, covenants and agreements herein set forth, and for other good and valuable consideration, the parties hereto, intending to be legally bound hereby, do agree as follows:

     1. EMPLOYMENT. Employee agrees to serve diligently as an executive officer of the Employer and to devote his full business time and effort to the performance of duties incident to such executive office as may be assigned to him from time to time by the Board of Directors of the Employer during the term of this Agreement.



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
     2.          TERM AND DUTIES.

                 (a) EMPLOYMENT. The Employee accepts the employment for the period and the compensation set forth in this Agreement.

                 (b) TERM OF EMPLOYMENT. The period of Employee's employment under this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of three years thereafter. Such period of employment shall be extended monthly for a twelve month period commencing at the end of the first month of the third year of this Agreement, such that at all times, Employee shall have a period of twelve months left on this Agreement, which shall be subject to the terms and conditions of this Agreement.

                 (c) DUTIES. During the period of his employment hereunder and except for illness, reasonable vacation, leave of absence, or other justifiable reason, Employee shall devote all of his business time, attention, skill and efforts to the faithful performance of his duties hereunder; provided, however that with approval of the Board of Directors from time to time, which approval will not unreasonably be withheld, Employee may serve or continue to serve on the board of directors of, and hold any other offices or positions in, other organizations which, in the judgment of the Board of Directors of Employer, will not present any conflict of interest with the Employer, its parent company, or any of its subsidiaries or affiliates or divisions, or materially affect the performance of Employee's duties pursuant to this Agreement. Employee will not use the facilities, personnel or any property of Employer for Employee's current or future personal business benefit, nor will Employee in any manner during hours paid for by Employer use such time for any other business purposes. Employee agrees to make available to Employer all information presently in Employee's possession (if legally appropriate) or which may come to Employee's knowledge during the term of employment such as, but not limited to, information concerning prices, market trends, new business, competition, trade secrets, customer lists, etc., which is related to the business of Employer or SL.

     3. COMPENSATION. Employer shall pay as compensation for Employee's services hereunder a monthly Base Salary of seven thousand five hundred dollars ($7,500.00) (adjusted as hereinafter set forth) payable in two equal installments at the middle and end of each month. The rate of compensation to be paid to Employee will be reviewed annually by the Chairman of the Board of Directors of the Employer and in connection with such review may, at the discretion of the Chairman, be increased based upon Employee's contributions to the success of the Employer, the Employer's performance during the previous year, and data comparing Employee's Base Salary with that of comparable executives. In no event will Employee's Base Salary be reduced from the level of the prior year. In any event, the monthly Base Salary rate of Employee shall be increased annually at the beginning of each fiscal year of this Agreement to reflect the cost of living increase, if any, in the San Diego area.

     4.          ADDITIONAL COMPENSATION OR BENEFITS.
                 (a) In addition to the payments provided for in Paragraph 3 above, the Employee shall be entitled to participate in all present or future group employee benefit plans and programs of the Employer for which key executives are or shall become eligible during the period



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

of his employment under this Agreement, and during any subsequent period for which he shall be employed, under the general terms and provisions of such plans and programs and in accordance with the provisions thereof.

                 (b) Employee shall be entitled to a minimum of the following benefits:

                         (i)   Participation in the Employer's annual cash
bonus plan for senior management, as detailed in Exhibit A attached hereto and made a part hereof;

                         (ii)  Participation in SL's stock option plan;

                         (iii) Coverage under Directors and Officers
insurance; and

                         (iv)  Coverage under disability insurance providing
continuation of income of no less than $4,500 per month, grossed up to take into account the taxability of the disability payments.

     5. REIMBURSEMENT FOR EXPENSES. The Employer shall pay or reimburse Employee for all reasonable and documented travel and other expenses incurred by Employee in performing his obligations under this Agreement. Employee shall be responsible for maintaining and submitting a record for all items of traveling, entertainment and other expense incurred by him on Employer business.

     6. DISABILITY BENEFITS. In the event of the total disability of Employee, the Employer shall continue to pay Employee his compensation provided in Paragraph 1 hereof, reduced by amounts received by Employee from federal or state disability benefits, during the first six-month period of his disability; provided, however, that in the event Employee is totally disabled for a continuous period exceeding six calendar months, Employee shall only be entitled to receive payments exclusively from any disability insurance carrier with which the employer or SL has contracted for applicable disability insurance. As used in this Agreement, the term "total disability" shall mean the complete inability of Employee to perform this Agreement as determined by an independent physician selected with the approval of the Employer and Employee, which shall not be unreasonably withheld or delayed.

     7. VACATIONS. Employee shall be entitled to four weeks of vacation during any calendar year and shall be entitled to such other time off as the Board of Directors of the Employer determines is reasonable.

     8.          TERMINATION.

                 (a) If Employee dies during the term of his employment hereunder, Employee's employment hereunder shall terminate and all obligations of the Employer hereunder, other than any obligations with respect to the payment of accrued and unpaid salary, reimbursable expenses and vacation shall terminate.

                 (b) The Employer may, acting in good faith, terminate Employee's employment hereunder if it has cause for such termination. For purposes of this Agreement, the Employer will


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

be deemed to have cause to terminate the Employee if Employee (i) has engaged in illegal or criminal conduct; (ii) has substantially and, after warning, repeatedly failed to perform his duties hereunder (other than by reason of partial disability) or under applicable law or regulations; (iii) has knowingly engaged in conduct which has materially injured or could reasonably be expected to materially injure the business or reputation of the Employer; (iv) is guilty of a material act of misconduct such as insubordination, dishonesty toward Employer, intoxication on the job, or use of illegal substances; or (v) has violated any of the covenants set forth in Paragraph 9 hereof. The Employer shall give the Employee written notice of termination in the event of termination under clause (i) above, and termination shall be effective immediately; or written notice of its intent to terminate under clauses (ii),
(iii), (iv) or (v) above, and termination shall be effective as follows:

                          (1)     in the case of termination under clauses
(ii), (iii), (iv)[to the extent the material act of misconduct is dishonesty toward Employer, intoxication on the job, or use of illegal substances] or
(v)[to the extent the covenant violated is also cause for termination under clause (iii)],in 30 days unless, in the first such occurrence, Employee has ceased the activity deemed to be cause by Employer, in which event this Agreement shall continue in full force and effect; and

                          (2)     in the case of termination under clauses
(iv)[to the extent the material act of misconduct is not dishonesty toward Employer, intoxication on the job, or use of illegal substances] or (v)[to the extent the covenant violated is not also cause for termination under clause
(iii)], in 30 days unless (x) Employee has not received written notice of termination in the preceding 12 month period and (y) Employee has ceased the activity deemed to be cause by Employer, in which event this Agreement shall continue in full force and effect.

Upon the effective date of termination as aforesaid, and payment of any amounts accrued under Sections 3, 4, and 7 hereof, Employee's employment and all obligations of the Employer under this Agreement shall forthwith terminate.
The obligations of Employee under Section 9 hereof shall continue (in the case of Section 9(e), for a two year period following termination) notwithstanding termination of Employee's employment pursuant to this Section 8 (b).

                 (c) If the Employer has terminated Employee's employment for cause under Section 8(b) hereof and it is thereafter determined that it did not have grounds for cause, with the result that Employee's termination was without cause, then Employee shall continue to receive his Base Salary for the balance of the term of his employment hereunder and Employee shall retain such other rights as he may have for wrongful termination of his employment.

     9.          RESTRICTIVE COVENANT; CONFIDENTIALITY.

                 (a) Employee recognizes and acknowledges that: (i) in the course of Employee's employment by the Employer it will be necessary for Employee to acquire information which could include, in whole or in part, information concerning the Employer's business methods, key employees, proposals, representatives, customers, suppliers, identity of key personnel in the employ of representatives, customers, suppliers prospective customers and suppliers, amount or kind of representatives', customers' and suppliers' transactions with the Employer, Employer's computer programs and system documentation, Employer's manuals, bills




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


of material, methods, machines, compositions, designs, ideas, inventions, improvements or other confidential or proprietary information belonging to the Employer or relating to the Employer's affairs (collectively referred to herein as the "Confidential Information"); (ii) the Confidential Information is the property of the Employer; (iii) the use, misappropriation or disclosure of the Confidential Information would constitute a breach of trust and cause irreparable injury to the Employer; and (iv) it is essential to the protection of the Employer's good will and to the maintenance of the Employer's competitive position that the Confidential Information be kept secret and that Employee not disclose the Confidential Information to others or use the Confidential Information to Employee's own advantage or the advantage of others.

                 (b) Employee further recognizes and acknowledges that is essential for the proper protection of the business of Employer that Employee be restrained (i) from soliciting or inducing any employee of Employer to leave the employ of Employer, (ii) from hiring or attempting to hire any employee of Employer, and (iii) from soliciting the business of or doing business with the representatives, customers or suppliers of Employer for any purpose other than for the benefit of the Employer.

                 (c) Employee agrees to hold and safeguard the Confidential Information in trust for the Employer, its successors and assigns and agrees that he shall not, without the prior written consent of the Employer, misappropriate or disclose or make available to anyone for use outside Employer's organization at any time, either during his employment with the Employer or subsequent to the termination of his employment with the Employer for any reason, including without limitation, termination by the Employer for cause, any of the Confidential Information, whether or not developed by Employer, except as required in the performance of Employee's duties to the Employer.

                 (d) Upon the termination of Employee's employment with the Employment for any reason, including termination by the Employer for cause, Employee shall promptly deliver to the Employer all correspondence, manuals, bills of material, letters, notes, notebooks, reports, flow-charts, designs, programs, proposals and any documents concerning the Employer's representatives, customers or suppliers or used by the Employer in its business and, without limiting the foregoing, will promptly deliver to the Employer any and all other documents or materials containing or constituting Confidential Information.

                 (e) Employee expressly agrees, as one condition to the performance by the Employer of its obligations hereunder, that during the term of this Agreement and for a period of two years after termination of his employment with Employer, including a termination under Section 8 hereof, he will not, directly or indirectly:

                          (i)  render any services of an advisory nature or
otherwise to, engage in or become an employee, shareholder, officer, partner, proprietor, agent, consultant, director, or trustee of or otherwise participate or invest in or assist in any other capacity, any business whose activities are competitive in any way in the United States, Canada, Mexico, Switzerland, European Common Market, Israel, South Africa, Australia, Singapore, Taiwan, Hong Kong, China, Japan or South Korea with the Company's business of designing, manufacturing, distributing and operating low impedance power conditioners without the prior written consent of



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the Employer; provided, however that the employee may make passive investments in any enterprise whose business or products are competitive with the Company's Business if the shares of such enterprise are publicly traded, the investments by the Employee, directly and directly, aggregate less than 5% of the equity ownership of such enterprise, and the Employee has no other participation in the enterprise except for this equity ownership;

                          (ii)  solicit the business of or do business with,
any representative, customer, supplier or prospective customer or supplier of the Employer for any business purpose other than for the benefit of the Employer; or

                          (iii)  solicit or induce, or attempt to solicit or
induce, any employee of the Employer to leave the Employer for any reason whatsoever, or for a period of six months after termination of his employment with Employer, including a termination under Section 8 hereof, hire any employee of the Employer.

                 (f) In the event any part of this Section 9 is found to be invalid or otherwise unenforceable by any court of competent jurisdiction, then this provision shall apply as otherwise modified or reformed by said court and to the extent the provision is found to be invalid, it shall not affect the other provisions of this Agreement and to this extent, the provisions of this Agreement are intended to be and shall be deemed severable.

     10. INVENTIONS. Employee agrees that during the term of employment hereunder and for a period of one (1) year thereafter, Employee shall fully and promptly disclose to Employer in writing every discovery, improvement or invention, including any designs and software, conceived, made, otherwise originated, developed or reduced to practice by Employee, solely or jointly with others, during the term of his employment (whether during his or her working hours or otherwise) which discoveries, improvements, or inventions are capable of use in, or related to, the present or contemplated business of Employer. Employee hereby agrees to grant and convey to Employer or the designee of Employer, the entire right, title and interest, domestic and foreign, or such lesser interest as Employer or the designee of Employer may choose to accept, in and to each and all of these discoveries, improvements or inventions, without additional compensation. Employee further agrees to sign all applications for patents or copyrights, assignments and other documents, papers and writings, and to perform all acts and do all things necessary or desirable to implement the provisions of this paragraph, provided that the Employer will reimburse the Employee for reasonable expenses paid or incurred after termination.

     11.         REMEDIES.        In the event of a breach by Employee of the
terms of this Agreement, the Employer shall be entitled, if it shall so elect, to institute legal proceedings to obtain damages for any such breach, or to enforce the specific performance of this Agreement by Employee and to enjoin Employee from any further violation of this Agreement, and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law. Employee acknowledges, however, that the remedies at law for any breach by him of the provisions of this Agreement may be inadequate and that the Employer shall be entitled to injunctive relief against him in the event of any breach.




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     12.         BINDING EFFECT.  This Agreement shall be binding upon and
inure to the benefit of the parties hereto, their respective legal representatives, and to any successor of the Employer, which successor shall be deemed substituted for the Employer under the terms of this Agreement. As used in this Agreement the term "successor" shall include any person, firm, corporation or other business entity which at any time, whether by merger, purchase or otherwise, acquires all or substantially all of the assets or business or capital stock of the Employer. The failure of Employer at any time to enforce its rights under this Agreement shall not be construed as having in any way or manner modified or waived the same.

     13. CONSTRUCTION. This Agreement shall be governed and interpreted, and its validity and effect determined, in accordance with the laws of California. If any provision of this Agreement shall be invalid or enforceable, the remaining provisions hereof shall continue to be fully effective.

     14. ALL DISPUTES, CLAIMS AND CONTROVERSIES ARISING UNDER THIS AGREEMENT, OR A BREACH THEREOF, OR CONCERNING EMPLOYEE'S EMPLOYMENT OR THE TERMINATION THEREOF, SHALL BE RESOLVED BY ARBITRATION THROUGH THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS RULES AND REGULATIONS. Such arbitration shall be held in Southern California. The award of the arbitrator may be enforced by any court of competent jurisdiction. The arbitration award shall be final and binding regardless of whether one of the parties fails or
refuses to participate in the arbitration.   Notwithstanding any of the
foregoing provisions, either party may apply to a court of competent jurisdiction for such equitable relief as may be necessary to preserve and enforce his, her or its rights under the award.

     15. ATTORNEYS' FEES. If any action is brought to enforce any of the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs in addition to any other relief.

     16. HEADINGS. The headings of this Agreement are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

     17. ENTIRE AGREEMENT AND AMENDMENTS. This instrument contains the entire agreement of the parties regarding Employee's employment by Employer, but may be amended and revised at any time or times, in whole or in part, by the mutual written agreement of Employee and Employer. This Agreement supersedes all prior agreements, whether written or oral, between Employer and Employee regarding Employee's employment by Employer, and all




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such agreements shall be deemed to have been terminated upon the execution and delivery of this Agreement by the parties hereto.

     IN WITNESS WHEREOF, the Employer has caused this Agreement to be executed by the hands of its duly authorized officers, and Employee has hereunto set his hand and seal.

     Attest:                                  SL Industries Acquisition Corp.



                                              By:
- ---------------------------------------          ------------------------------
             Secretary                                        Chairman

(Seal)


Witness:

- ---------------------------------------          ------------------------------
                                                 Employee





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                                   BONUS PLAN


The bonus for senior management is calculated by comparing actual pretax profit achieved during each Earnout Year (defined as "Earnout" in Section 1.2 of the Asset Purchase Agreement) with the following base amounts:

                                                       Base Amount
                                                       -----------

               Year 1                                  $1,100,000
               Year 2                                  $1,500,000
               Year 3                                  $1,875,000

This bonus accrues ratably for pretax profit over the base amount each year according to the following formula:

                               Bonus = (A-B)xSxR
                                       ---------
                                          B

where A = Actual Pretax Profit (Dollars), B = Base Amount (Dollars), S = Base salary (Dollars), R = Bonus Rate (Percent), and participant bonus rates are:



                                         Year 1          Year 2         Year 3
                                         ------          ------         ------

                 Bill Carpenter           1.17            1.71           2.13
                 Bill Bickel              0.92            1.33           1.67
                 Randy Redding            0.70            1.01           1.27

up to a maximum of 100% of base salary at the end of the Earnout year.

For example, in Year 1, the base amount (B) is $1.1M, and actual pretax profit
(A) turns out to be $1.5M. For a base salary (S) of $75,000 and bonus rate (R) of 0.70, the bonus would be:

                 (1,500,000 - 1,100,000) x $75,000 x .70
                 ---------------------------------------
                                  1,100,000                   =  $19,091

A calculation of the bonus earned will be made within sixty (60) days following the end of each Earnout Year, and the calculated bonus will be paid out during the next payroll period.

If employment is terminated by death, disability or involuntary termination, other than by cause, during the Earnout year, a pro-rata bonus for each complete month's of service will be paid, based on that year's results, within ninety (90) days after the end of each Earnout year.






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